UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number)

Martin J. Brand

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS TDS Investor (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS TDS Investor (Cayman) GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners (Cayman) V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,608,508
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,608,508
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS Blackstone Management Associates (Cayman) V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,229,179
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,229,179
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,229,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS Blackstone LR Associates (Cayman) V Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,229,179
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,229,179
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,229,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,482,505.1
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,482,505.1
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,482,505.1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Orbitz Worldwide, Inc. (the “Issuer”), and amends the initial statement on Schedule 13D filed on January 28, 2010 (the “Original Schedule 13D”, and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment No. 1 is being filed to reflect that on April 15, 2013, Travelport Limited and other affiliates of TDS Investor (Luxembourg) S.a.r.l., a Luxembourg limited liability company (“Luxco”), through which TDS Investor (Cayman) L.P. (“TDS Cayman”) may have been deemed to beneficially own shares of Common Stock, completed a comprehensive refinancing, after which TDS Cayman no longer controls shares of Common Stock held by Luxco and, therefore, such shares may no longer be deemed to be beneficially owned by the Reporting Persons, Luxco is not a Reporting Person with respect to this Amendment No. 1 and is expected to file any amendments to Schedule 13D separately from the Reporting Persons.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete all references to Luxco following the reported Refinancing. Following the Refinancing, Luxco will be filing Schedule 13D reports separately from those of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

On April 15, 2013, Travelport Limited and other affiliates of Luxco, through which TDS Cayman may have been deemed to beneficially own shares of Common Stock, completed a comprehensive refinancing (the “Refinancing”), after which TDS Cayman no longer controls the shares of Common Stock held by Luxco and, therefore, such shares may no longer be deemed to be beneficially owned by TDS Cayman or the other Reporting Persons that may have been deemed to beneficially own such shares indirectly through TDS Cayman.

The Reporting Persons intend to review on a continuing basis the Blackstone Funds’ investment in the Issuer. The Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or members, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby deleted and amended and restated in its entirety as follows:

(a) The percentages used in this Item 4 are calculated based upon 105,106,307 shares of Common Stock issued and outstanding as of February 25, 2013.

Following the Restructuring, neither TDS Cayman nor the general partner of TDS Cayman, TDS Cayman GP may be deemed to beneficially own shares of Common Stock.

Blackstone Capital Partners (Cayman) V L.P., BCP (Cayman) V-S L.P., Blackstone Capital Partners (Cayman) V-A L.P. and BCP V Co-Investors (Cayman) L.P. (collectively, the “BCP Funds”), Blackstone Family Investment Partnership (Cayman) V L.P. and Blackstone Participation Partnership (Cayman) V L.P. (collectively, the “Blackstone Funds”) and Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (collectively, with the BCP Funds and the Blackstone Funds, the “Blackstone LPs”) directly own an aggregate of 6,229,179 shares of Common Stock.

TDS Investor (Cayman) GP Ltd. (“TDS Cayman GP”) is the general partner of TDS Cayman. The Blackstone LPs collectively have voting control over TDS Cayman GP and collectively had investment and voting control over the shares of Common Stock that may have been deemed to be indirectly beneficially owned by TDS Cayman through its prior control of Luxco. Blackstone Management Associates (Cayman) V L.P. (“BMA”) is a general partner of each of the BCP Funds. Blackstone LR Associates (Cayman) V Ltd. (“BLRA”) is a general partners of BMA and each of the Blackstone Funds. Following the Restructuring, the Blackstone LPs are no longer deemed to beneficially own such shares of Common Stock.

As a general partner of each of the BCP Funds, BMA may be deemed to be a beneficial owner of such shares of Common Stock. As a general partner of the Blackstone Funds and BMA, BLRA may also be deemed to be a beneficial owner of such shares of Common Stock. Mr. Schwarzman is a director and controlling person of BLRA, as such, may be deemed to be a beneficial owner of such shares of Common Stock. Mr. Schwarzman disclaims beneficial ownership of any such shares of Common Stock except to the extent of his pecuniary interest in such shares of Common Stock.

Blackstone Management Partners L.L.C. (“BMP”), which serves as investment advisor to certain Blackstone entities, holds restricted stock units granted under the Orbitz Worldwide, Inc. Non-Employee Directors Deferred Compensation Plan. Each restricted stock unit represents a right to receive one share of the Common Stock on the one-year anniversary date of the date of grant. The restricted stock units are immediately vested and non-forfeitable. Mr. Schwarzman is the chief executive officer and controlling person of BMP. As of the date hereof, BMP holds 253,326.1 restricted stock units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Funds identified as directly holding shares of Common Stock reported on this Schedule 13D to the extent of such direct holdings) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 7 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 8 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 9 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 10 of each cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby deleted and amended and restated in its entirety as follows:

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Material to be Filed as Exhibits.

(a) Joint Filing Agreement among the Reporting Persons dated April 25, 2013 is filed as Exhibit 99.1 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013

TDS INVESTOR (CAYMAN) L.P.
By: TDS INVESTOR (Cayman) GP LTD., its general partner

By:	/s/ Rochelle J. Boas
Name: Rochelle J. Boas
Title: Group Vice President and Corporate Secretary

TDS INVESTOR (CAYMAN) GP LTD.

By:	/s/ Rochelle J. Boas
Name: Rochelle J. Boas
Title: Group Vice President and Corporate Secretary

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.
By: Blackstone Management Associates (Cayman) V L.P., its general partner
By: Blackstone LR Associates (Cayman) V Ltd.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) V L.P.
By: Blackstone LR Associates (Cayman) V Ltd.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

BLACKSTONE LR ASSOCIATES (CAYMAN) V LTD.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Blackstone 13D/A – Orbitz]